SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                     Moneygram Payment Systems, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                           608910-10-5
                         (CUSIP Number)

                        Morris Orens, Esq.
            Shereff, Friedman, Hoffman & Goodman LLP
                         919 Third Avenue
                    New York, New York  10022
                         (212) 758-9500

                       David P. Berkowitz
               Gotham Partners Management Co. LLC
                     110 East 42nd Street
                    New York, New York 10017
                        (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                          April 6, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 608910-10-5                             Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            4,063,558

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          4,063,558
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     4,063,558

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     24.61%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 3 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            27,842

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          27,842
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    27,842

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .17%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 4 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,032,900

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,032,900
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,032,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.25%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 5 of 8 Pages


   This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company")previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

   Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3 is hereby amended to add the following information:

Item 3. Source and Amount of Funds or Other Consideration

   The aggregate purchase price of the Common Stock purchased by Gotham, Gotham II and Gotham International and reported in this Amendment No. 3 was $34,601,013, $167,949 and $8,718,233, respectively. The aggregate sale price of the Common Stock sold by Gotham II and reported in this Amendment No. 3 was $67,985. All of the funds required for the purchases were obtained from the general funds of Gotham International.

Item 4 is hereby amended to add the following information:

Item 4.  Purpose of the Transaction

   Viad Corporation ("the Offeror") has publicly announced an offer to purchase all of the shares of the company for $17 cash through a tender offer commencing no later than April 10th. A definitive agreement has been signed and the board of directors of the Company has recommended approval of the transaction.

   The Reporting Persons believe that the price offered by the Offeror is inadequate and represents a substantial discount to the fair value of the Company. During the Company's conference call on April 6, management of the Company described the price as fair because it represents 22.5 times analysts' projected earnings for 1998. The Reporting Persons believe that this analysis materially undervalues the Company for the following reasons, among others:
(1) GAAP earnings do not reflect the value of the Company's $58 million deferred tax asset; (2) GAAP earnings are significantly reduced by contract amortization charges that are the result of the Company's separation from First Data Corporation and are not indicative of conditions under which new agent contracts are being signed; and (3) the projection used by the Company to justify the sales price is significantly lower than other estimates. By comparison, James Marks of Credit Suisse First Boston is estimating $1.31 in cash earnings for 1998 (after deducting approximately 27 cents per share for amortization of agent contracts) indicating a price-earnings multiple of 13 times, based on the $17 tender offer.

                                                           Page 6 of 8 Pages

   In addition, the Reporting Persons believe that (1) the Company operates in an attractive business segment that by the Offeror's own admission has been growing at 20 to 30 percent per annum; (2) the Company is well positioned to take advantage of the growth in expatriate remittance through its joint venture with Thomas Cook; (3) a company with the growth characteristics of the Company in its business segment deserves a multiple of economic earnings that is consistent with its growth rate; (4) based on their complementary businesses, the Offeror and the Company will recognize significant synergies which are not being shared with the Company's shareholders based on the $17 cash price.

   The Reporting Persons do not currently intend to tender their shares to the Offeror at $17 per share. Regarding the above described subjects and other relevant topics, the Reporting Persons may hold discussions with, among others, other shareholders of the Company, management of the Company, management of the Offeror, investment bankers, and other potential acquirors.

   The Reporting Persons reserve the right to act in their best interests, including rights under Delaware Law or otherwise to enforce appraisal or other rights or remedies, and may purchase additional shares or sell shares or interests therein in their sole discretion. The Reporting Persons may also solicit proxies or consents from other shareholders.

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 4,063,558 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 24.61% of the outstanding Common Stock of the Company. Gotham II owns 27,842 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately .17% of the outstanding Common Stock of the Company.
Gotham International owns 1,032,900 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 6.25% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 16,513,800 outstanding shares of Common Stock of the Company, as of March 20, 1998, as reported in the Company's Form 10-K for the year ended December 31, 1997. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham II and Gotham International).

     (b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham II and Gotham International since the last filing. In each case, the transactions were effected through open-market purchases.

                                                      Page 7 of 8 Pages



Date         Shares of Common         Price per Share
             Stock Purchased/(Sold)

Gotham Partners

4/06/98          1,370,000               16.7949
4/06/98            690,000               16.8000

Gotham II

3/16/98             (5,000)              13.5970
4/06/98             10,000               16.7949

Gotham International

4/06/98            519,100               16.7949


     Except as described above, none of Gotham, Gotham II, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company since the last filing.

(d) and (e).  Not applicable.


Item 7. Material to be Filed as Exhibits



Exhibit 1   Agreement of Joint Filing --- Incorporated by reference to
                                          Exhibit 1 attached to the Statement
                                          filed with Securities and Exchange
                                          Commission on January 12, 1998

                                                       Page 8 of 8 Pages


                       *            *            *
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 7, 1998

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                           By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                           By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              Senior Managing Member